Exhibit 99.2

AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019
DATED AUGUST 12, 2019

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	2
Recent Developments and Operational Discussion	3
Results of Operations	8
Summary of Quarterly Results	10
Liquidity	11
Capital Resources	12
Off-Balance Sheet Arrangements	12
Transactions with Related Parties	13
Risk Factors	13
Accounting Standards and Pronouncements	13
Financial Instruments	13
Capital Structure	13
Controls and Procedures	13
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	14

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

Forward-Looking Statements

Statements contained in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration and development activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending disputes or litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A and its appendices, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices.
The list above is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward‑looking statements.

Page | 1

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (the “Company”) constitutes management’s review of the Company’s financial and operating performance for the three and six months ended June 30, 2019, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated August 12, 2019 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended June 30, 2019 and 2018. The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2019 and 2018 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

In this report, the management of the Company presents operating highlights for the three months ended June 30, 2019 (“Q2-2019”) compared to the three months ended June 30, 2018 (“Q2-2018”) and for the six months ended June 30, 2019 (“YTD-2019”) compared to the six months ended June 30, 2018 (“YTD-2018”) as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on the average silver, zinc and lead realized metal prices during each respective period, except as otherwise noted.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

Overview

The Company is a precious metals producer with operations in two of the world's leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. In addition, the Company is constructing the Relief Canyon gold-silver mine (“Relief Canyon”) in Nevada, USA, adding a significant development project to the production growth profile in 2020 and beyond.

In Sinaloa, Mexico, the Company operates the 100%-owned, producing, San Rafael silver-zinc-lead mine (“San Rafael”) after declaring commercial production in December 2017. Prior to that time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known deposits, past-producing mines, and prospects including the Zone 120 silver-copper-gold deposit (“Zone 120”) and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur mine has been put on care and maintenance pending an improvement in the silver price.

Page | 2

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

In Nevada, USA, Relief Canyon is located approximately 95 miles northeast of Reno in Pershing County, Nevada. The past producing mine includes three historic open-pit mines and a heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company with the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is focused on the construction of the expanded mining and heap leaching facilities at Relief Canyon in 2019. It is also focused on extending the mine life of its current assets through exploration, and charting a path to profitability at Galena. Exploration will continue evaluating early stage targets with an emphasis on the Relief Canyon area and the Cosalá District, and prospective areas near existing infrastructure at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally.  The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q2-2019 Highlights

●	Completion of the acquisition of Pershing Gold Corporation (“Pershing Gold”) on April 3, 2019. Construction at Relief Canyon is proceeding as expected with first gold pour projected in late Q4-2019.
●
Consolidated production of 1.7 million silver equivalent ounces, an increase of 15% year-over-year, including 0.3 million silver ounces. Consolidated YTD-2019 production of 3.4 million silver equivalent ounces, an increase of 12% year-over-year, including 0.7 million silver ounces.

●
Revenue of $15.0 million and net loss of $8.0 million for Q2-2019 or ($0.11) per share, a decrease of $2.3 million in revenue and an increase in net loss of $9.4 million compared to Q2-2018. The Company’s profitability was negatively impacted by lower silver, zinc and lead realized prices (down approximately 15% overall), higher treatment and refining charges, non-cash share-based payments in Q2-2019 after the close of the transaction, and non-reoccurring expenses related to the Pershing Gold acquisition.

●	Consolidated by-product production totalling 11.2 million pounds of zinc and 7.2 million pounds of lead, representing increases of 27% and 16%, respectively.
●
Cost of sales of $8.75/oz. equivalent silver, by-product cash cost[1] of $8.28/oz. silver, all-in sustaining cost[1] of $16.15/oz. silver for Q2-2019. YTD-2019 cost of sales of $7.91/oz. equivalent silver, by-product cash cost of $3.60/oz. silver, all-in sustaining cost[1] of $10.50/oz. silver.

●	The Company had a cash balance of $6.3 million and working capital balance of $4.7 million as at June 30, 2019.
●	Entered into financing agreements with Sandstorm Gold Ltd. (“Sandstorm”) for gross proceeds of approximately $42.5 million to fund the development of Relief Canyon.
●	Closed a non-brokered private placement with Mr. Eric Sprott for gross proceeds of $10 million subsequent to Q2-2019 in July 2019.

__________________________________________________________
1 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Page | 3

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

Consolidated Operations

On April 3, 2019, the Company completed the Pershing Gold acquisition originally announced on September 28, 2018, after completing the shareholder vote on January 9, 2019 and final regulatory conditions on April 1, 2019. Subsequent to April 3, 2019, Pershing Gold is a wholly-owned subsidiary of the Company.

In connection with the closing of the Pershing Gold acquisition, the Company’s Board gave approval to commence construction of the expanded mining and heap leaching facilities at Relief Canyon. The capital cost to develop Relief Canyon to initial gold pour is estimated to be approximately $28 - $30 million (net of leasing arrangements) with an additional $8 million in working capital required to sustainable positive cash flow. Construction is proceeding as expected with preparation of the leach pad at 80% complete and installation of the liner has started. Mobilization of the mining contractor has commenced and fabrication work on the crusher and conveyors progressing to meet scheduled delivery in the third quarter. The Company expects to achieve first gold pour from Relief Canyon in late Q4-2019.

Consolidated silver equivalent production increased 15% to approximately 1.7 million ounces compared to production of 1.5 million ounces during Q2-2018 as the Company’s San Rafael mine at the Cosalá Operations continued to have another record quarter for Q2-2019. Consolidated silver production for Q2-2019 was 345,695 silver ounces, an increase of 15% compared to Q2-2018. The record results at the Cosalá Operations were driven by sustained improvements in mill throughput, grade, and metal recovery to concentrate. San Rafael increased tonnage by 13% and sustained an average milling rate of approximately 1,750 tonnes per operating day. Silver grade and recovery both increased by approximately 17% with by-product grades and recoveries also increasing. These improvements resulted in increases of 54%, 27% and 36% in silver, zinc and lead production when compared to Q2-2018.

These results were offset by a reduction in production at the Galena Complex as mining operations focused on development over production given the lower realized metal prices realized during the quarter. Underground development was prioritized gaining over 1,600 feet of advance in order to improve mining flexibility with new production areas established on the 2400 and 3200 levels.

Despite these operational advances, revenue was negatively impacted as precious and base metal prices decreased quarter-over-quarter and year-over-year in Q2-2019. The silver spot price decreased to an average of $14.89/oz. in Q2-2019 from an average of $16.53/oz. in Q2-2018. The zinc spot price decreased to an average of $1.25/lb. in Q2-2019 from an average of $1.41/lb. in Q2-2018, while lead spot price decreased to an average of $0.85/lb. in Q2-2019 from an average of $1.08/lb. in Q2-2018. Furthermore, treatment and refining charges increased by approximately $2.8 million or 45% over Q2-2018 as a result of changes in the zinc concentrate market.

The Company’s profitability was negatively impacted in Q2-2019 by non-reoccurring charges associated with the Pershing Gold acquisition, specifically transaction costs ($1.2 million), incremental interest and financing costs related to the convertible loans payable and convertible debenture ($0.9 million), and loss on derivative instruments associated with the convertible debenture ($1.6 million). Adjusting for the non-reoccurring charges, the net loss would have been approximately $4.3 million. Other variances, such as non-cash items in depletion and amortization ($3.4 million) and share-based payments ($1.3 million), are further discussed in the following sections.

In Q2-2019, consolidated costs of sales were $8.75/oz. equivalent silver, by-product cash costs were $8.28/oz. silver, and all-in sustaining costs were $16.15/oz. silver, representing year-over-year increases of 7% in cost of sales and approximately 200% for both by-product cash costs and all-in sustaining costs. The increase in by-product cash costs and all-in sustaining costs were primarily the result of lower realized metal prices recognized on zinc and lead and lower production at the Galena Complex.
Page | 4

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

On April 3, 2019, the Company entered into a $42.5 million financing package with Sandstorm which is anticipated to fully fund the development of Relief Canyon to production. The financing package consists of a $25 million precious metals delivery and purchase agreement for construction and development, a $10 million convertible debenture, and a subscription agreement for Sandstorm to purchase C$10 million of the Company’s common shares. The Company received the financing from the convertible debenture and subscription agreement during the second quarter of 2019 and expects to obtain advances from the $25 million precious metals delivery and purchase agreement during the third quarter of 2019. Further details on the Pershing Gold acquisition and Sandstorm financing package can be found on the Company’s website at www.americassilvercorp.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

On April 3, 2019, the Company, along with Mr. Pierre Lassonde and two other lenders, mutually elected to convert the Company’s outstanding C$5.5 million convertible debentures into common shares of the Company in accordance with the terms of the agreement, resulting in the issuance of 2,763,518 of the Company’s common shares.

On April 3, 2019, the Company announced results of a Preliminary Feasibility Study (“PFS”) and initial mineral reserve estimate prepared internally for a combined operation at its 100% owned El Cajón and Zone 120 silver-copper deposits (“EC120”) located near Cosalá, Sinaloa, Mexico. The PFS highlights estimated probable mineral reserve of 2.9 million tonnes with a grade of 157 g/t silver and 0.42% copper,  containing 14.5 million ounces of silver and 26.5 million pounds of copper or average annual metal production of 2.5 million ounces of silver and 4.6 million pounds of copper over a 5-year mine life. EC120 has a pre-tax net present value of approximately $43 million and internal rate of return of 61% and an after-tax net present value of approximately $33 million and internal rate of return of 47%, all assuming a 5% discount rate. Initial capital expenditures are expected to be approximately $17 million, excluding working capital and pre-production operating costs net of revenue, with life of mine sustaining capital expected to be approximately $15 million. The base case economics for EC120 are presented at long-term consensus prices of $17.50/oz. silver and $3.00/lb. copper.  Permits are in place to allow development to begin, however due to market conditions the Company has not made a production decision. Readers are encouraged to read the related technical report in its entirety on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

Subsequent Events

On July 19, 2019, the Company’s previously announced agreement to sell its option for the right to acquire a 100% interest of the San Felipe property with Hochschild Mexico S.A. de C.V. to Premier Gold Mines Ltd. (“Premier”) for total consideration of $10.8 million was terminated by Premier in accordance with the agreement terms.

On July 26, 2019, the Company closed a non-brokered private placement with Mr. Eric Sprott for gross proceeds of $10 million through issuance of 3,955,454 of the Company’s common shares at approximately $3.30 CAD per share.
Page | 5

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

Consolidated Results and Developments

	Q2-2019	Q2-2018	YTD-2019	YTD-2018
Revenues ($ M)	$15.0	$17.3	$32.8	$37.7
Silver Produced (oz)	345,695	301,711	739,519	698,746
Zinc Produced (lbs)	11,150,174	8,756,201	22,413,797	16,089,179
Lead Produced (lbs)	7,237,607	6,216,592	15,449,036	13,841,277
Total Silver Equivalent Produced (oz)[1]	1,683,358	1,462,170	3,438,197	3,075,881
Realized Silver Price ($/oz)	$14.87	$16.70	$15.31	$16.66
Realized Zinc Price ($/lb)	$1.23	$1.41	$1.22	$1.47
Realized Lead Price ($/lb)	$0.86	$1.10	$0.89	$1.14
Cost of Sales/Ag Eq Oz Produced ($/oz)	$8.75	$8.20	$7.91	$8.17
Cash Cost/Ag Oz Produced ($/oz)[2]	$8.28	$(6.15)	$3.60	$(4.21)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$16.15	$5.40	$10.50	$5.84
Net Income (Loss) ($ M)	$(8.0)	$1.4	$(10.8)	$1.9
Comprehensive Income (Loss) ($ M)	$(8.2)	$1.3	$(11.4)	$2.1

[1]	Throughout this MD&A, silver equivalent production was calculated based on average silver, zinc, and lead realized prices during each respective period.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Consolidated silver production during Q2-2019 and YTD-2019 increased by 15% and 6%, respectively, when compared to Q2-2018 and YTD-2018, respectively, while consolidated silver equivalent production during Q2-2019 and YTD-2019 increased by 15% and 12%, respectively, when compared to Q2-2018 and YTD-2018, respectively. The increase in production was the result of increased milled tonnage, head grade, and metal recoveries at the Cosalá Operations with mill throughput increasing year-over-year with San Rafael sustaining an average milling rate of approximately 1,750 tonnes per operating day. The production increase was offset by focus on development over production at the Galena Complex given the lower realized metal prices realized during the quarter.

Revenues decreased by 13% during Q2-2019 and YTD-2019 primarily the result of lower metal prices for the Company’s commodities and higher zinc treatment and refining charges. The net loss increased by $9.4 million during Q2-2018, and increased by $12.7 million during YTD-2019. The increase in net loss during Q2 was primarily attributable to higher transaction costs, lower net revenue from decreased metal prices and increased industry-wide zinc treatment and refining charges, higher cost of sales, higher depletion and amortization, higher corporate general and administrative expenses, and lower gain on disposal of assets. These variances are further discussed in the following sections.

Realized silver prices of $14.87/oz. and $15.31/oz. for Q2-2019 and YTD-2019, respectively (Q2-2018 – $16.70/oz. and YTD-2018 – $16.66/oz., respectively), are comparable to the average London silver spot price of $14.89/oz. and $15.23/oz. for Q2-2019 and YTD-2018, respectively (Q2-2018 – $16.53/oz. and YTD-2018 – $16.65/oz., respectively). The realized silver prices decreased by 11% from Q2-2018 to Q2-2019 with realized zinc and lead prices both decreasing by 13% and 22%, respectively, during the period. Realized silver price is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.
Page | 6

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

Cosalá Operations

	Q2-2019	Q2-2018	YTD-2019	YTD-2018
Tonnes Milled	156,998	138,708	309,603	261,993
Silver Grade (g/t)	49	42	53	42
Zinc Grade (%)	3.90	3.63	4.03	3.53
Lead Grade (%)	1.60	1.39	1.71	1.39
Silver Recovery (%)	58.6	49.9	60.2	49.0
Zinc Recovery (%)	82.5	78.9	81.5	78.9
Lead Recovery (%)	73.0	70.2	74.4	70.5
Silver Produced (oz)	145,410	94,231	318,579	173,613
Zinc Produced (lbs)	11,150,174	8,756,201	22,413,797	16,089,179
Lead Produced (lbs)	4,052,559	2,982,316	8,678,792	5,661,801
Total Silver Equivalent Produced (oz)	1,300,009	1,041,246	2,622,054	1,989,327
Silver Sold (oz)	145,891	90,777	318,886	175,146
Zinc Sold (lbs)	10,799,762	8,504,845	21,664,166	15,764,467
Lead Sold (lbs)	4,056,487	2,907,680	8,739,182	5,745,167
Cost of Sales/Ag Eq Oz Produced ($/oz)	$5.51	$5.36	$4.92	$5.63
Cash Cost/Ag Oz Produced ($/oz)[1]	$(18.27)	$(60.13)	$(24.90)	$(59.85)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$(11.66)	$(41.66)	$(19.38)	$(39.20)

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Strong results at the Cosalá Operations were driven by sustained improvements in head grade of both silver and by-product metals, mill throughput, and metal recovery to concentrate during the first half of 2019 with site expenditures meeting expectations. Ore production from the Main Zone benefited from the additional working headings compared to prior quarters providing greater operational flexibility. Development of the incline ramp toward San Rafael’s Upper Zone continues to advance with the expectation of accessing the area prior to the end of the year. Access to the Upper Zone will allow for further improvements in silver head grade in 2020. Head grades were largely consistent with the Mining Plan though they are expected to be slightly lower in the second half of 2019. Any potential reduction in head grades over the remainder of the year are expected to be largely offset by further gains in mill throughput and metal recovery.

Galena Complex

	Q2-2019	Q2-2018	YTD-2019	YTD-2018
Tonnes Milled	29,312	25,605	58,736	66,195
Silver Grade (g/t)	220	263	231	259
Lead Grade (%)	5.34	6.21	5.66	6.12
Silver Recovery (%)	96.4	96.0	96.3	95.3
Lead Recovery (%)	92.3	92.3	92.4	91.6
Silver Produced (oz)	200,285	207,480	420,940	525,133
Lead Produced (lbs)	3,185,048	3,234,276	6,770,244	8,179,476
Total Silver Equivalent Produced (oz)	383,349	420,924	816,143	1,086,554
Silver Sold (oz)	208,575	220,894	415,743	541,174
Lead Sold (lbs)	3,409,368	3,445,159	6,691,944	8,502,903
Cost of Sales/Ag Eq Oz Produced ($/oz)	$19.75	$15.24	$17.52	$12.83
Cash Cost/Ag Oz Produced ($/oz)[1]	$27.55	$18.36	$25.18	$14.18
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$36.35	$26.77	$33.11	$20.72

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Page | 7

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

As previously noted in Q1-2019, two high-tonnage stopes were impacted by separate ground falls in late Q1-2019 with follow-on impact in Q2-2019. The remaining active stopes were unable to replace the tonnage loss associated with the impacted areas. Silver and silver equivalent production decreased by 3% and 9%, respectively, year-over-year. Both cash costs and AISC increased significantly due to the noted lower production and lower lead prices during the quarter.

In order to improve mining flexibility, the Galena team prioritized underground development and gained over 1,600 feet of advance during Q2-2019. New production areas were established on the 2400 and 3200 levels. In addition, ongoing exploration activities continue to yield encouraging results which could benefit production in the near term. Specifically, drilling on the 4900 level has identified new zones of mineralization (129 and 130 Veins) near existing infrastructure and further extended the strike and vertical extent of known resources (137, 146, 167, 168 and 168HW Veins).

Guidance

The Company’s guidance for 2019 remains at production of 1.6 - 2.0 million silver ounces and 6.6 - 7.0 million silver equivalent ounces at cost of sales of $8.00 to $10.00/oz. equivalent silver, cash costs of $4.00 to $6.00/oz. silver, and all-in sustaining costs of $10.00 to $12.00/oz. silver, including budgeted capital of $10 - $11 million for the existing operations.

The capital cost to develop Relief Canyon to initial gold pour is estimated to be approximately $28 - $30 million (net of leasing costs) with an additional $8 million in working capital required to sustainable positive cash flow. The Company expects to achieve first gold pour from Relief Canyon in late Q4-2019.

Results of Operations

Analysis of the three months ended June 30, 2019 vs. the three months ended June 30, 2018

The Company recorded net loss of $8.0 million for the three months ended June 30, 2019 compared to net income of $1.4 million for the three months ended June 30, 2018. The increase in net loss was primarily attributable to lower net revenue from decreased metal prices and increased treatment and refining charges ($2.3 million), higher cost of sales ($2.7 million), higher depletion and amortization ($1.0 million), higher corporate general and administrative expenses ($1.3 million), transaction costs ($1.2 million), higher interest and financing expense ($0.7 million), and lower gain on disposal of assets ($0.9 million), offset by lower care and maintenance costs ($0.7 million), each of which are described in more detail below.

Revenue decreased by $2.3 million or 14%. At the Galena Complex, revenue decreased by $1.2 million due to lower realized commodity price. Revenue fell by $1.1 million at the Cosalá Operations due to lower silver, zinc and lead prices. There were also significant increases in treatment and refining charges on zinc concentrates.  The average treatment charges increased from approximately $61/tonne to over $234/tonne year-over-year.

Cost of Sales increased by $2.7 million or 23%. This increase was primarily due to a $1.6 million increase in cost of sales from the Cosalá Operations, which was mainly due to the increase in ore production and processing during the period. The increase was also due to a $1.1 million increase in cost of sales from the Galena Complex mainly due to the increase in ore production and processing during the period as well as costs being reduced during a 17-day care and maintenance period in Q2-2018.

Depletion and amortization increased by $1.0 million primarily due to San Rafael achieving its goal of sustaining a milling rate of over 1,700 tonnes per day in late 2018, which resulted in a higher depletion rate based on units of production compared to prior period when San Rafael was ramping up its milling rate.

Care and maintenance costs decreased by $0.7 million due to the Galena Complex being on care and maintenance during the second quarter of 2018 for a 17-day shutdown period as repairs were performed and completed to its hoist brake mechanism.
Page | 8

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

Corporate general and administrative expenses increased by $1.3 million due to the timing of share-based payments to the Board and management. These payments were made during Q1 in prior years.

Transaction costs of $1.2 million were incurred due to higher legal, accounting, and regulatory charges associated with the Pershing Gold acquisition and financing arrangements.

Interest and financing expense increased by $0.7 million due to interest and deferred costs related to the Company’s convertible loans payable and convertible debenture during the period.

Gain on disposal of assets decreased by $0.9 million primarily due to proceeds received in the second quarter of 2018 through an insurance claim for equipment damaged from mining operations during fiscal 2017.

Analysis of the six months ended June 30, 2019 vs. the six months ended June 30, 2018

The Company recorded net loss of $10.8 million for the six months ended June 30, 2019 compared to net income of $1.9 million for the six months ended June 30, 2018. The increase in net loss was primarily attributable to lower net revenue from decreased metal prices and increased treatment and refining charges ($4.9 million), higher cost of sales ($2.1 million), higher depletion and amortization ($2.3 million), transaction costs ($2.2 million), higher interest and financing expense ($1.2 million), lower gain on disposal of assets ($0.9 million), and higher loss on derivative instruments ($1.2 million), offset by lower care and maintenance costs ($0.7 million), and lower exploration costs ($1.0 million), each of which are described in more detail below.

Revenue decreased by $4.9 million due to decreases in silver and lead revenue at the Galena Complex resulting from both lower realized commodity prices and reduced metal production related to unplanned maintenance and the ground fall in Q1 2019. This was partially offset by $0.3 million in increased silver and by-product revenues from increased production of all metals at the Cosalá Operations, despite reductions in silver, zinc and lead prices between the periods. There were also significant increases in treatment and refining charges on zinc concentrates at Cosalá with the average treatment charges on the spot market increasing from approximately $60/tonne to over $225/tonne year-over-year.

Cost of Sales increased by $2.1 million primarily due to a $1.7 million increase in cost of sales from the Cosalá Operations, which was mainly due to the increase in ore production and processing during the period. The increase was also due to a $0.4 million increase in cost of sales from the Galena Complex mainly due to the increase in salaries and employee benefits at the mine operations during the period.

Depletion and amortization increased by $2.3 million due to San Rafael achieving its goal of sustaining a milling rate of over 1,700 tonnes per day in late 2018. This increase in tonnage resulted in a higher depletion rate based on units of production compared to prior period when San Rafael was ramping up its milling rates.

Care and maintenance costs decreased by $0.7 million due to the Galena Complex being on care and maintenance for a 17-day shutdown period as repairs were performed and completed to its brake mechanism during the second quarter of 2018.

Transaction costs of $2.2 million were incurred during the six months ended June 30, 2019 consisting of legal, accounting, and regulatory charges associated with the Pershing Gold acquisition and financing arrangements.

Exploration costs decreased by $1.0 million due to decreased Zone 120 exploration drilling at the Cosalá Operations when comparing the periods.
Page | 9

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

Interest and financing expense increased by $1.2 million due to interest and deferred costs related to the Company’s convertible loans payable and convertible debenture during the period.

Gain on disposal of assets decreased by $0.9 million due to proceeds received in the second quarter of 2018 through an insurance claim for equipment damaged from mining operations during fiscal 2017.

Loss on derivative instruments increased by $1.2 million due to unrealized losses recognized from derivative instruments embedded within the Company’s convertible debenture conversion option partially offset by net gains from non-hedge foreign exchange and commodity forward contracts.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with June 30, 2019.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2019	2019	2018	2018	2018	2018	2017	2017
Revenues ($ M)	$15.0	$17.8	$18.9	$11.8	$17.3	$20.4	$12.1	$9.8
Net Income (Loss) ($ M)	(8.0)	(2.8)	(6.8)	(5.8)	1.4	0.5	(1.4)	(2.8)
Comprehensive Income (Loss) ($ M)	(8.2)	(3.2)	(6.2)	(5.8)	1.3	0.8	(1.8)	(2.9)

Silver Produced (oz)	345,695	393,824	395,294	323,497	301,711	397,035	409,545	564,833
Zinc Produced (lbs)	11,150,174	11,263,623	10,223,692	7,906,601	8,756,201	7,332,978	4,895,670	1,433,961
Lead Produced (lbs)	7,237,607	8,211,429	9,088,862	7,536,660	6,216,592	7,624,685	7,427,357	5,369,482
Copper Produced (lbs)	-	-	-	-	-	-	78,541	507,285
Cost of Sales/Ag Eq Oz Produced ($/oz)	$8.75	$7.11	$7.87	$9.08	$8.20	$8.14	$10.16	$9.17
Cash Cost/Ag Oz Produced ($/oz)[1]	$8.28	$(0.50)	$1.14	$4.95	$(6.15)	$(2.73)	$8.75	$12.61
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$16.15	$5.54	$11.78	$15.94	$5.40	$6.17	$14.20	$15.92

Current Assets (qtr. end) ($ M)	$32.4	$32.5	$29.4	$19.0	$25.8	$25.8	$26.2	$27.0
Current Liabilities (qtr. end) ($ M)	27.7	27.3	23.0	15.8	13.7	14.9	14.4	12.1
Working Capital (qtr. end) ($ M)	4.7	5.2	6.4	3.2	12.1	10.9	11.8	14.9

Total Assets (qtr. end) ($ M)	$191.6	$129.6	$127.2	$125.8	$130.5	$128.8	$126.8	$126.1
Total Liabilities (qtr. end) ($ M)	57.2	46.5	43.0	36.1	35.6	38.3	38.8	38.6
Total Equity (qtr. end) ($ M)	134.4	83.1	84.2	89.7	94.9	90.5	88.0	87.5

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Page | 10

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

Liquidity

The change in cash since December 31, 2018 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2018	$3.5
Cash used in operations	(0.2)
Expenditures on property, plant and equipment	(4.9)
Development costs on Relief Canyon	(5.5)
San Felipe property option payment	(0.7)
Repayments to pre-payment facility	(2.9)
Investment in convertible loan receivable	(0.8)
Cash received from bond on decommissioning costs	0.4
Financing from convertible debenture	10.0
Share issuance from subscription agreement	7.4
Proceeds from exercise of options and warrants	2.4
Decrease in trade and other receivables	1.0
Change in inventories	(0.6)
Increase in trade and other payables	(2.2)
Effect of foreign exchange rate changes	(0.6)
Closing cash balance as at June 30, 2019	$6.3

The Company’s cash balance increased from $3.5 million to $6.3 million mainly due to financing from convertible debenture and subscription agreement with Sandstorm, and proceeds from exercise of options and warrants, offset by expenditures of property, plant and equipment at both Cosalá Operations and Galena Complex, development costs on Relief Canyon, and repayments on outstanding pre-payment facility with Glencore. Current liabilities as at June 30, 2019 were $27.7 million which is $4.7 million higher than at December 31, 2018 mainly due to increase in trade and other payables during the period and increased derivative liability associated with the Sandstorm convertible debenture.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, sale of royalties on its properties, metal streaming arrangements, and the issuance of equity. The Company believes that it has sufficient cash flow to fund its 2019 operations, development, and exploration plans while meeting production targets at current commodity price levels. In the longer term, as the Cosalá Operations and Galena Complex are optimized, Relief Canyon achieves sustaining cash flow, and the outlook for gold, silver, zinc, copper, and lead prices remain positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see note 12 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2018). Although both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.7 million per year for each of the next 5 years, with approximately $0.5 million to spend for the remainder of 2019 (as of August 12, 2019).
Page | 11

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $10.4 million during the six months ended June 30, 2019 and $8.1 million for the same period of 2018, of which $4.7 million was spent towards drilling and underground development costs, while $5.7 million was spent on purchase of property, plant and equipment. The Company expects funding of fiscal 2019 capital expenditures other than Relief Canyon to be provided from internally-generated, operating cash flow from the San Rafael mine.

The following table sets out the Company’s contractual obligations as of June 30, 2019:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$17,173	$17,173	$-	$-	$-
Pre-payment facility	8,237	5,500	2,737	-	-
Interest on pre-payment facility	463	406	57	-	-
Convertible debenture	10,000	-	-	10,000	-
Interest on convertible debenture	2,257	602	1,200	455	-
Projected pension contributions	4,193	861	1,653	1,391	288
Decommissioning provision	6,047	50	616	-	5,381
Other long-term liabilities	701	-	103	89	509
Total	$49,071	$24,592	$6,366	$11,935	$6,178

1 – Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 19 of the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2019.
2 – Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.
Page | 12

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

Transactions with Related Parties

There were no related party transactions for the six months ended June 30, 2019.

Risk Factors

The Company manages a number of risks to achieve an acceptable level of risk without appreciably hindering its ability to maximize returns. Management has procedures in place to identify and manage significant operational and financial risks. A discussion of risk factors relating to the Company is found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 29, 2019 and its MD&A for the year ended December 31, 2018 dated March 4, 2019. Each of the discussions referred to above is incorporated by reference herein. The documents referred to above are available on SEDAR at www.sedar.com.

Accounting Standards and Pronouncements
Accounting standards issued but not yet applied
There have been no new accounting pronouncements issued in the first six months of 2019 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2019.

Financial Instruments
The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

At June 30, 2019, the Company had non-hedge foreign exchange forward contracts to buy approximately 96.0 million MXP at average exchange rate of 20.00 MXP/USD to be settled within the next year valued at approximately $4.8 million. The average forward exchange rate on settlement as at June 30, 2019 was approximately 19.50 MXP/USD with the currencies having a fair value of approximately $4.9 million.

As June 30, 2019, the Company had non-hedge commodity forward contracts for approximately 10.9 million pounds of zinc at average price of $1.22 per pound to be settled within the next year valued at approximately $13.3 million. The average forward prices on settlement as at June 30, 2019 was approximately $1.15 per pound with the commodities having a fair value of approximately $12.5 million.

Capital Structure
The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at June 30, 2019, there were 78,532,179 common shares and 3,678,135 preferred shares issued and outstanding.

As at August 12, 2019, there were 82,507,633 common shares and 3,678,135 preferred shares issued and outstanding, and 5,888,500 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 5,087,014.

Controls and Procedures
Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").
Page | 13

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at June 30, 2019, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended June 30, 2019, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

In accordance with NI 52-109, the Company has limited the scope of the Company’s design of DC&P and ICFR to exclude controls, policies and procedures of Pershing Gold being acquired not more than 365 days before the end of June 30, 2019.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

	Q2 2019	Q2-2018	YTD-2019	YTD-2018
Cost of sales ('000)	$14,730	$11,991	$27,200	$25,134
Non-cash costs ('000)[1]	(597)	(97)	210	(256)
Direct mining costs ('000)	$14,133	$11,894	$27,410	$24,878
Smelting, refining and royalty expenses ('000)	5,610	2,955	10,699	6,428
Less by-product credits ('000)	(16,882)	(16,705)	(35,444)	(34,247)
Total cash costs ('000)	$2,861	$(1,856)	$2,665	$(2,941)
Divided by silver produced (oz)	345,695	301,711	739,519	698,746
Silver cash costs ($/oz)	$8.28	$(6.15)	$3.60	$(4.21)

Page | 14

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

Reconciliation of Cosalá Operations Cash Cost per Ounce

	Q2 2019	Q2-2018	YTD-2019	YTD-2018
Cost of sales ('000)	$7,160	$5,577	$12,899	$11,193
Non-cash costs ('000)[1]	(232)	78	5	(57)
Direct mining costs ('000)	$6,928	$5,655	$12,904	$11,136
Smelting, refining and royalty expenses ('000)	4,774	2,163	8,959	4,173
Less by-product credits ('000)	(14,359)	(13,484)	(29,797)	(25,699)
Total cash costs ('000)	$(2,657)	$(5,666)	$(7,934)	$(10,390)
Divided by silver produced (oz)	145,410	94,231	318,579	173,613
Silver cash costs ($/oz)	$(18.27)	$(60.13)	$(24.90)	$(59.85)

Reconciliation of Galena Complex Cash Cost per Ounce

	Q2 2019	Q2-2018	YTD-2019	YTD-2018
Cost of sales ('000)	$7,570	$6,414	$14,301	$13,941
Non-cash costs ('000)[1]	(365)	(175)	205	(199)
Direct mining costs ('000)	$7,205	$6,239	$14,506	$13,742
Smelting, refining and royalty expenses ('000)	836	792	1,740	2,255
Less by-product credits ('000)	(2,523)	(3,221)	(5,647)	(8,548)
Total cash costs ('000)	$5,518	$3,810	$10,599	$7,449
Divided by silver produced (oz)	200,285	207,480	420,940	525,133
Silver cash costs ($/oz)	$27.55	$18.36	$25.18	$14.18

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	Q2 2019	Q2-2018	YTD-2019	YTD-2018
Total cash costs ('000)	$2,861	$(1,856)	$2,665	$(2,941)
Capital expenditures ('000)	2,602	3,467	4,903	6,929
Exploration costs ('000)	121	17	197	90
Total all-in sustaining costs ('000)	$5,584	$1,628	$7,765	$4,078
Divided by silver produced (oz)	345,695	301,711	739,519	698,746
Silver all-in sustaining costs ($/oz)	$16.15	$5.40	$10.50	$5.84

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	Q2 2019	Q2-2018	YTD-2019	YTD-2018
Total cash costs ('000)	$(2,657)	$(5,666)	$(7,934)	$(10,390)
Capital expenditures ('000)	936	1,740	1,732	3,585
Exploration costs ('000)	24	-	29	-
Total all-in sustaining costs ('000)	$(1,697)	$(3,926)	$(6,173)	$(6,805)
Divided by silver produced (oz)	145,410	94,231	318,579	173,613
Silver all-in sustaining costs ($/oz)	$(11.66)	$(41.66)	$(19.38)	$(39.20)

Page | 15

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	Q2 2019	Q2-2018	YTD-2019	YTD-2018
Total cash costs ('000)	$5,518	$3,810	$10,599	$7,449
Capital expenditures ('000)	1,666	1,727	3,171	3,344
Exploration costs ('000)	97	17	168	90
Total all-in sustaining costs ('000)	$7,281	$5,554	$13,938	$10,883
Divided by silver produced (oz)	200,285	207,480	420,940	525,133
Silver all-in sustaining costs ($/oz)	$36.35	$26.77	$33.11	$20.72

[1]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.

Page | 16